UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

On August 31, 2023, Lytus Technologies Holdings PTV. Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a certain accredited investor as purchaser (the “Investor”). Pursuant to the Securities Purchase Agreement, the Investor agreed to purchase an aggregate of 1,004 shares of the Company’s newly created Series A Convertible Preferred Shares, $0.01 par value (“Series A Preferred Shares”) for an aggregate purchase price of approximately $454,130. In addition, in connection with the issuance of the Series A Preferred Shares, the Investor will receive (i) two-year warrants to purchase an aggregate of 8,235 Series A Preferred Shares (the “Preferred Warrants”) and (ii) five-year warrants to purchase an aggregate of 3,182,250 common shares (the “Common Warrants” and, together with the Preferred Warrants, the “Warrants”). The Preferred Warrants will be exercisable at an exercise price of $850.00 per Series A Preferred Share, subject to certain adjustments as set forth in the Preferred Warrants. The Common Warrants will be exercisable at an exercise price of $0.44 per common share of the Company, $0.01 par value per share (“Common Stock”), subject to certain adjustments as set forth in the Common Warrants. The holders may exercise the Common Warrants on a cashless basis if the shares of our Common Stock underlying the Warrants are not then registered pursuant to an effective registration statement. The obligations of the Company and the Purchasers to consummate the transactions contemplated by the Purchase Agreement are subject to the satisfaction on or prior to the closing of customary closing conditions.

The Common Shares issuable upon conversion of the Series A Preferred Shares and exercise of the Common Warrants are not registered under the Securities Act of 1933, as amended (the “Securities Act”). Accordingly, the Company and the Investor also entered into a Registration Rights Agreement whereby the Company shall use its best efforts to file a registration statement registering the resale of the Common Shares issuable upon conversion of the Series A Preferred Shares and upon exercise of the Common Warrants within 30 days following the closing of this offering. The Company shall use is best efforts to have the registration statement declared “effective” within 90 days following the closing date of the offering, or 120 days if such registration statement is subject to a full review by the Securities and Exchange Commission.

The Series A Preferred Shares and the Warrants sold were not registered under the Securities Act or the securities laws of any state, and were offered and sold in reliance upon the exemption from registration afforded by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder and corresponding provisions of state securities laws, which exempt transactions by an issuer not involving any public offering. The Investor is an “accredited investor” as such term is defined in Regulation D promulgated under the Securities Act. This Report of Foreign Private Issuer of Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from the registration requirements and certificates evidencing such shares contain a legend stating the same.

The foregoing descriptions of the Series A Preferred Shares, the Preferred Warrants, the Common Warrants, the Purchase Agreement and the Registration Rights Agreement do not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 3.1, 4.1, 4.2, 10.1 and 10.2, respectively.

Exhibit No.	Description of Exhibit
3.1	Certificate of Designations of Series A Preferred Shares
4.1	Form of Preferred Warrant, issued by the Company to the Investor
4.2	Form of Common Warrant, issued by the Company to the Investor
10.1	Form of Securities Purchase Agreement, dated August 31, 2023, between the Company and the Investor
10.2	Form of Registration Rights Agreement, dated September 1, 2023, between the Company and the Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2023

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Name: Dharmesh Pandya
Title: Chief Executive Officer

2